SUB-ITEM 77C:

Special and Annual Meeting of Shareholders

On August 25, 2009, separate special (“Special Meeting”) and annual meetings (“Annual Meeting”) of shareholders of the Fund were held at the offices of the Former Advisor (i) to approve the Advisory Agreement between the Advisor and the Fund (“Proposal I”); and (ii) to elect a Board of six Trustees consisting of two Class I Trustees, two Class II Trustees and two Class III Trustees of the Fund (“Proposal II”).

As background, on May 21, 2009, the Fund’s former Trustees considered and approved items to effectuate a proposal by the Advisor, whereby the Advisor would become the new investment adviser and administrator for the Fund.  At the Special Meeting, shareholders were asked to vote on the approval of the Advisory Agreement.  At the Annual Meeting, shareholders were asked to vote on the approval of a slate of six nominees for election to serve as a new Board of Trustees of the Fund.  Notwithstanding approval of the Advisory Agreement by shareholders of the Fund, the Advisory Agreement was not to take effect unless the shareholders of the Fund also elected the six nominees to serve as new Trustees.

Special Meeting:

Shares represented at the Special Meeting in person or by proxy constituted 50% of the Fund’s outstanding shares entitled to be voted and a quorum necessary for the transaction of business.  Proposal I was approved by the affirmative vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, meaning the lessor of (i) 67% or more of the shares represented at the Special Meeting, if the holders of more than 50% of the outstanding shares were represented, or (ii) more than 50% of the outstanding shares of the Fund.  Shares voted in favor, shares voted against and shares abstaining with respect to Proposal I were as follows:

FOR	AGAINST	ABSTAIN
3,220,579	124,565	85,393

Annual Meeting:

Shares represented at the Annual Meeting in person or by proxy constituted 50% of the Fund’s outstanding shares entitled to be voted and a quorum necessary for the transaction of business.  Proposal II was approved at the Annual Meeting at which a quorum was present, with each nominee for Trustee receiving a majority of the votes cast.  Shares voted in favor, shares voted against and shares abstaining with respect to Proposal II were as follows:

Trustees	FOR	AGAINST	ABSTAIN
Robert F. Birch	3,151,331	277,001	–
Rodman L. Drake	3,156,724	271,608	–
Diana H. Hamilton	3,232,472	195,860	–
Stuart A. McFarland	3,157,079	271,253	–
Louis P. Salvatore	3,160,608	267,724	–
John J. Feeney, Jr. (Interested)	3,166,425	261,907	–